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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)


                              ANGELES PARTNERS XII
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                            (Name of Subject Company)


                              ANGELES PARTNERS XII
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                      (Name of Person(s) Filing Statement)


                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)


                                      NONE
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                      (CUSIP Number of Class of Securities)


                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
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      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                                 SCHEDULE 14D-9

         Angeles Partners XII, a California limited partnership (the "Partnership"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), initially filed with the Securities and Exchange Commission ("SEC") on July 15, 2005, as amended by Amendment No. 1 filed with the SEC on August 2, 2005 and Amendment No. 2 filed with the SEC on August 9, 2005 with respect to a tender offer by MPF Income Fund 22, LLC, MPF-NY 2005, LLC, Moraga Gold, LLC, Sutter Opportunity Fund 3, LLC, MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MPF Income Fund 21, LLC, MPF DeWaay Fund 3 LLC, MPF DeWaay Fund 4 LLC, MPF Flagship Fund 9 LLC, MPF DeWaay Premier Fund 2, LLC, MP Value Fund 8, LLC, MPF Special Fund 7, LLC, Mackenzie Patterson Special Fund 5, LLC, MP Income Fund 20, LLC, MP Value fund 6, LLC, Mackenzie Patterson Fuller, Inc., and C.E. Patterson (collectively, the "Offerors"), to purchase limited partnership units ("Units") of Angeles Partners XII, at a price of $682.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated July 1, 2005, amended July 25, 2005 and amended August 11, 2005.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


         The disclosure set forth under Item 3 of the Statement is hereby amended in its entirety to read as follows:

         The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

         Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership's properties as compensation for providing property management services. The Partnership incurred fees to such affiliates of approximately $903,000 for both years ended December 31, 2004 and 2003. Approximately $8,000 of these fees remains unpaid as of December 31, 2004.

         The Partnership Agreement provides for a fee equal to 7.5% of "net cash from operations," as defined in the Partnership Agreement to be paid to the Managing General Partner for executive and administrative management services. One half of this fee is to be accrued and not paid unless the limited partners have received distributions equal to a 5% cumulative annual return on their adjusted capital investment as defined in the Partnership Agreement. This return criterion has not been met. The fee was approximately $105,000 and $198,000 for the years ended December 31, 2004 and 2003, respectively. The balance payable to the Managing General Partner at December 31, 2004 was approximately $365,000. Of this amount, approximately $313,000 will remain accrued until the criteria for payment have been met.




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         Affiliates of the Managing General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $435,000 and $436,000 for the years ended December 31, 2004 and 2003, respectively. A portion of these reimbursements for the years ended December 31, 2004 and 2003 are fees related to construction management services provided by an affiliate of the Managing General Partner of approximately $104,000 and $68,000, respectively. The construction management service fees are calculated based on a percentage of certain additions to investment properties.

         In addition to reimbursement for services to affiliates and pursuant to the limited partnership agreement, the Partnership reimbursed the Managing General Partner for services related to obtaining debt refinancing at a rate of 1% of the new mortgage balance, which was approximately $84,000 for Chambers Ridge Apartments, approximately $120,000 for Twin Lake Towers Apartments and approximately $122,000 for Hunters Glen IV Apartments during the year ended December 31, 2003.

         During the year ended December 31, 2003, the Managing General Partner advanced the Partnership approximately $240,000 to cover costs related to the refinancing of Twin Lake Towers mortgage. Interest was charged at prime plus 1%. Interest expense on this advance was approximately $1,000 for the year ended December 31, 2003. This advance and interest incurred were repaid during the year ended December 31, 2003 with the proceeds from the refinancing of Twin Lake Towers. There were no advances from the Managing General Partner during the year ended December 31, 2004.

         Pursuant to the Partnership Agreement, the Managing General Partner is entitled to receive a distribution equal to 3% of the aggregate disposition price of sold properties. The Partnership paid a distribution of $186,000 to the Managing General Partner related to the sale of Cooper Point Plaza in 1999. During 2001, the Partnership paid distributions of approximately $85,000 and $375,000 related to the sales of Briarwood and Gateway Gardens Apartments, respectively. These distributions are subordinate to the limited partners receiving their original capital contributions plus a cumulative preferred return of 6% per annum of their adjusted capital investment, as defined in the Partnership Agreement. If the limited partners have not received these returns when the Partnership terminates, the Managing General Partner will return these amounts to the Partnership.

         The Partnership insures its properties up to certain limits through coverage provided by AIMCO which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the years ended December 31, 2004 and 2003, the Partnership was charged by AIMCO and its affiliates approximately $256,000 and $228,000, respectively, for insurance coverage and fees associated with policy claims administration.

         In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 33,132 Units representing 74.09% of the outstanding Units at December 31, 2004. A number of these Units were acquired pursuant to tender offers made by




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AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., and the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 74.09% of the outstanding Units, AIMCO and its affiliates are in a position to control all voting decisions with respect to the Partnership. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.

         The Partnership, owns a 99.99% interest in Pickwick Place, AP XII Limited Partnership (the "Property Partnership"). The Property Partnership owns Pickwick Place Apartments, a 336-unit apartment complex located in Indianapolis, Indiana ("Pickwick Place"). On August 16, 2005, the Property Partnership and four other partnerships that own apartment complexes containing a total of 1,324 units (the "Selling Partnerships"), entered into a Purchase and Sale Contract (the "Purchase Agreement") with a third party, Prime Quest Management, LLC, an Illinois limited liability company, (the "Purchaser") to sell the five apartment complexes owned by the Selling Partnerships to the Purchaser for a total sales price of approximately $39,131,000, of which $13,382,000 represents the sales price for Pickwick Place. The Purchaser is also purchasing two additional apartment complexes from affiliates of the Managing General partner pursuant to two separate purchase and sale agreements. Each of the Selling Partnerships is affiliated with AIMCO Properties, L.P., an affiliate of the Managing General partner of the Property Partnership.

         The following is a summary of the terms and conditions of the Purchase
Agreement:

         PURCHASE PRICE. The total purchase price is approximately $39,131,000, of which $13,382,000 represents the sales price allocation to Pickwick Place, subject to certain prorations and adjustments at the closing. The Purchaser delivered an initial deposit of approximately $321,000. The Property Partnership is allocated approximately $110,000 of the initial deposit. Until the expiration of the feasibility period, the Purchaser has the right, in its sole and absolute discretion, to recover the entire deposit. Within one day after the feasibility period expires, the Purchaser is required to deposit an additional payment of approximately $449,000. The Property Partnership is allocated approximately $154,000 of the additional deposit. After the expiration of the feasibility period, both the initial and additional deposit becomes nonrefundable.

         CLOSING. The expected closing date for the transaction is the earlier to occur of 10 days after the satisfaction or waiver of all conditions to closing contained in the Purchase Agreement or November 15, 2005. The Selling Partnerships have the right to extend the closing for up to thirty days to satisfy any condition to closing, or such later date as is mutually acceptable to both parties. Additionally, the closing is contingent on the Purchaser closing on the two additional apartment complexes mentioned above, which are being purchased pursuant



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to separate agreements. The closing is also subject to customary closing conditions and deliveries.

         COSTS AND FEES. With respect to Pickwick Place, the Purchaser will pay any transfer, sales, use, gross receipts or similar taxes, recording costs, any premiums or fees required to be paid with respect to the title policy and one-half of the customary closing costs of the escrow agent. The Property Partnership will pay the base premium for its title policy and one-half of the customary closing costs, relating to Pickwick Place, of the escrow agent.

         REPRESENTATIONS AND WARRANTIES. The Selling Partnerships and the Purchaser each made limited representations and warranties to the other.

         RISK OF LOSS. The risk of loss or damage to the five apartment complexes by reason of any insured or uninsured casualty during the period through and including the closing date will be borne by the Selling Partnerships. The Selling Partnerships must maintain all of their existing insurance coverage on the five apartment complexes in full force and effect until the closing date.

         ASSIGNMENT. With the exception of an assignment to an affiliate of the Purchaser, the Purchase Agreement is not assignable by the Purchaser without first obtaining the prior written approval of the Selling Partnerships.

         DEFAULTS AND REMEDIES. If the Purchaser defaults in its obligations to deliver when required any required deposits, the purchase price or any other specified deliveries, then, immediately and without notice or cure, the Purchaser shall forfeit such deposits to the Selling Partnerships, and neither party shall be obligated to proceed with the purchase and sale of the five apartment complexes. The Selling Partnerships expressly waive the remedies of specific performance and additional damages for any such defaults by the Purchaser.

         If the Selling Partnerships, prior to the closing, default on their representations, warranties, covenants, or obligations, the Purchaser has the option of (i) seeking specific performance of the Selling Partnerships' obligation to deliver the deed pursuant to the Purchase Agreement (ii) terminating the Purchase Agreement, having returned any deposits made by the Purchaser, and recovering, as its sole recoverable damages its documented direct and actual out-of-pocket expenses and costs in an amount not to exceed in aggregate for all Selling Partnerships of $32,000 of which approximately $11,000 would be allocated to the Partnership.

ITEM 4.     SOLICITATION OR RECOMMENDATION.

         The information set forth in the Letter to the Unit Holders, dated as of August 23, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.



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ITEM 8.     ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Unit Holders, dated as of August 23, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.     EXHIBITS.

(a)(1)      Letter to the Unit Holders of the Partnership, dated August 23,
            2005.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the Statement is true, complete and correct.

Dated: August 23, 2005


                                           ANGELES PARTNERS XII

                                           By: Angeles Realty Corporation II
                                               ---------------------------------
                                               (Managing General Partner)

                                           By: /s/ Martha L. Long
                                               ---------------------------------
                                               Senior Vice President



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